Jin Medical International Ltd.

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

March 20, 2025

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Julie Sherman and Kristin Lochhead

Re:	Jin Medical International Ltd.
Form 20-F for Fiscal Year Ended September 30, 2024
Filed January 24, 2025
File No. 001-41661

Dear Ms. Julie Sherman and Ms. Kristin Lochhead

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 6, 2025 (the “Comment Letter”) relating to the annual report on Form 20-F for Fiscal Year Ended September 30, 2024, which was filed with the Commission by Jin Medical International Ltd. (the “Company” or “we”) on January 24, 2025 (the “ Annual Report”). The Company is concurrently filing an amendment to the Annual Report herewith (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Annual Report), all page references herein correspond to the pages of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment and the Annual Report.

Form 20-F for Fiscal Year Ended September 30, 2024

Item 5. Operating and Financial Review and Prospects

A. Operating Results, Comparison of Results of Operations for the Fiscal Years Ended

September 30, 2024 and 2023, page 87

1.	We see that revenue from wheelchair products decreased 9% from FY24 to FY23 while revenue from wheelchair components increased 149%. We also note from page 55 and 61 that the percentage of revenue derived from Nissin, the sole distributor in Japan, decreased from 70% of revenue in FY23 to 48% in FY24. Revise future filings to provide greater clarity about the underlying reasons for the fluctuations in revenue from period to period, including how changes in the geographic distribution of revenue and sales to major customers impacted revenue and whether that trend is expected to continue in the future. In addition, when you include multiple reasons for fluctuations, such as for wheelchair product revenue, future filings should quantify the impact of each item.

Response: We have noted the Commission’s comments and will revise future filings to provide the specified information.

B. Liquidity and Capital Resources, page 96

2.

We note significant changes in your liquidity and capital resources such as increases in cash, short-term investments and accounts receivable along with increases in bank loans. However, we do not see any discussion about the underlying reasons for these trends. Revise future filings to include more robust discussion about any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. In addition, future filing should more fully describe any known material trends, favorable or unfavorable, in the registrant's capital resources. Reference Item 303(b)(1) of Regulation S-K.

Response: We have noted the Commission’s comments and will revise future filings to provide the specified information.

Item 15. Controls and Procedures

Managements Annual Report on Internal Control over Financial Reporting, page 137

3.

You disclose that you have identified a significant weakness in your internal control over financial reporting; however it does not appear that you have included management's report of internal control over financial reporting that complies with Item 308 of Regulation S-K. Please amend your filing to disclose management’s report on the effectiveness of your internal controls over financial reporting, including an explicit statement as to whether or not internal control over financial reporting is effective. Refer to the requirements of Item 308(a) of Regulation S-K. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 15, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs 1,2,4 and 5. Please ensure the revised certifications refer to the appropriate amendment and are currently dated.

Please also revise to remove the disclosure that the Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly listed public companies. Since this is your second Form 20-F, the transition period is no longer applicable to you.

Response: Please refer to the revised disclosures at Item 15 of the Amendment.

Consolidated Statement of Comprehensive Income, page F-5

4.	Please tell us why you do not disclose the cost of related party revenue on the face of your consolidated statement of comprehensive income in compliance with Rule 4-08(k) of Regulation S-X.

Response: The Company respectfully submits that it will disclose the cost of related party revenue on the face of our consolidated statements of comprehensive income in compliance with Rule 4-08(k) of Regulation S-X in future filings.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-2187.

Very truly yours, For and on behalf of Jin Medical International Ltd.
By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer